UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2016

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated October 28, 2016 relating to the Re-designation of Director and Change of Chief Executive Officer of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: October 28, 2016

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hong Kong Television Network Limited (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 1137)

RE-DESIGNATION OF DIRECTOR

AND

CHANGE OF CHIEF EXECUTIVE OFFICER

The Board announces that with effect from 1 December 2016:

1.	Ms. To Wai Bing will be re-designated as a Non-executive Director of the Company and she will resign as the Chief Executive Officer of the Company and she will step down as a member of the Executive Committee of the Company; and

2.	Mr. Cheung Chi Kin, Paul will be appointed as the Chief Executive Officer of the Company.

RE-DESIGNATION OF DIRECTOR AND CHANGE OF CHIEF EXECUTIVE OFFICER

The board (the “Board”) of directors (the “Director(s)”) of Hong Kong Television Network Limited (the “Company”, together with its subsidiaries, the “Group”) announces that, with effect from 1 December 2016, Ms. To Wai Bing (“Ms. To”), will be re-designated as a Non-executive Director of the Company as she wishes to concentrate on her other interests. Following her re-designation, Ms. To will resign as the Chief Executive Officer of the Company with effect from 1 December 2016.

Ms. To will also step down as a member of the Executive Committee of the Company with effect from 1 December 2016 as she takes up the post of Non-executive Director of the Company.

Ms. To, aged 54, has been an Executive Director and Chief Executive Officer of the Group since May 2012 before her re-designation as a Non-executive Director of the Company. Prior to that, Ms. To was the Managing Director of Business Development of the Group. Ms. To has a Diploma in Electronic Engineering and a Higher Certificate in Electronic Engineering from The Hong Kong Polytechnic University. Ms. To re-joined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006. Before joining the Group, Ms. To had worked at Hong Kong Telecom International Limited for 16 years.

Ms. To has entered into an appointment letter with the Company pursuant to which she was appointed as a Non-executive Director of the Company for a term of one year with effect from 1 December 2016. Ms. To will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles of Association of the Company. Ms. To is entitled to a director’s fee of HK$209,200 per annum under the relevant appointment letter. The remuneration package entitled by Ms. To is determined by the Board and the Remuneration Committee of the Company with reference to her responsibilities, time commitment and prevailing market conditions.

Save as disclosed above and as at the date of this announcement, Ms. To does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company; and she has also not held any directorship in other public companies the securities of which are listed in Hong Kong or overseas in the last three years and Ms. To does not hold any other positions with the Company or other subsidiaries of the Company.

As at the date of this announcement, Ms. To has a personal interest in 95,239 shares of the Company. Save as disclosed above, Ms. To does not have, nor is deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Save as disclosed above, there is no matter relating to the re-designation of Ms. To that needs to be brought to the attention of the shareholders of the Company nor any information that needs to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Upon Ms. To’s resignation of Chief Executive Officer, Mr. Cheung Chi Kin, Paul, an Executive Director and the Vice Chairman of the Company, will be appointed as the Chief Executive Officer with effect from 1 December 2016.

By order of the Board
Hong Kong Television Network Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 28 October 2016

As at the date of this announcement, the Executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.